

Mail Stop 3030

February 3, 2009

Rod A. Shipman
President and Chief Executive Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

> **RE: CPC of America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 17, 2008**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and September 30, 2008**
> **File No. 000-24053**

Dear Mr. Shipman:

We have reviewed your response dated January 14, 2009 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 13. Certain Relationships and Related Transactions, page 24

1.   We note your response to prior comment 5. Please expand to discuss what related party transactions are covered by your policies and procedures. We note your disclosure that those transactions subject to Item 404 of Regulation S-K are subject to approval but your disclosure indicates that "all" related party transactions are also covered. Please also discuss the standards of review to be applied by your audit committee in reviewing such transactions and whether such approval must be obtained before the transaction is consummated.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 1. Financial Statements, page F-1

1.   We do not see where you have responded to prior comment 9 in our letter dated October 29, 2008. Please refer to prior comment 26 in our letter dated June 27, 2008. As previously noted, it appears that in calculating your net loss applicable to common shareholders for the three months ended March 31, 2008 in your March 31, 2008 Form 10-Q you did not deduct the beneficial conversion feature as required by paragraph 8 of EITF 98-5. Please amend your March 31, 2008 Form 10-Q to include the amount of the beneficial conversion feature on the preferred stock similar to a dividend in determining the net loss applicable to common shareholders properly consistent with paragraph 8 of EITF 98-5.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 1. Financial Statements, page F-1

Note 3. Shareholder's Equity, page F-11

2.   We reference the disclosure on page F-12 that preferred shareholders have the choice of converting dividends into common stock or receiving a cash dividend upon conversion of their preferred shares. We also see the disclosure on page 3 that the Series C and D preferred stock have annual dividends payable in cash or shares at the option of the holder while the Series E has annual dividends payable in cash or shares at the option of the company. Please reconcile these two statements and revise future filings to clarify.

3.   We do not see where you have responded to prior comment 8 in our letter dated October 29, 2008. We do not see where you have provided a substantial discussion of the relevant guidance in EITF 98-5 and 00-27 for readers to understand how you calculated the beneficial conversion feature. Specifically, we note your disclosure that the beneficial conversion feature is calculated on the

difference between the shares actually purchased at $6.00 per share and the minimum amount of shares that can be converted at $4.50 per share. Please explain how this complies with paragraph 5 of EITF 98-5 which states that the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Intrinsic value should be calculated as the difference between the conversion price and the fair value of the common stock into which the preferred stock is convertible, multiplied by the number of shares into which the preferred stock is convertible. Please advise.

Item 2. Management's Discussion and Analysis

Financial Condition, page 3

2.   We note your disclosure that your working capital deficit includes accrued dividends of $2,530,223. We also note your disclosure that "[t]o date, all holders of the Series C and D preferred shares have elected to receive their dividends in common shares." If true, please clarify in your future filings that the dividends on your outstanding shares of preferred stock are only payable at the time those shares are converted into shares of your common stock and clarify that the dividends are not paid, in either cash or common stock, when accrued. Also disclose when and how the holders of the preferred shares can demand payment of the accrued dividends in cash. Include appropriate risk factor disclosure in your applicable future filings.

Item 5. Other Information, page 6

3.   Please tell us why you disclose here the appointment of only one director to your board when your disclosure on page F-13 references the appointment of two directors. Also tell us why you did not file a Form 8-K related to the appointment of the second director mentioned on page F-13.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Staff Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant

cc: Daniel K. Donahue, esq.